Exhibit 12.1

L-3 COMMUNICATIONS HOLDINGS, INC. AND
L-3 COMMUNICATIONS CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

Nine Months Ended September 30, 2005
Earnings:
Income before income taxes	$552,555
Add:
Interest expense	131,396
Amortization of debt expense	5,150
Interest component of rent expense	27,328
Earnings	$716,429
Fixed Charges:
Interest expense	$131,396
Amortization of debt expense	5,150
Interest component of rent expense	27,328
Fixed Charges	$163,874
Ratio of earnings to fixed charges	4.4x